UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-35126

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By:	/s/ Shang-Wen Hsiao
Name:	Shang-Wen Hsiao
Title:	President and Chief Financial Officer

Date: November 15, 2011

Exhibit Index

Exhibit 99.1 — Press Release Regarding Third Quarter 2011 Financial Results

Exhibit 99.1

21Vianet Group, Inc. Reports

Third Quarter 2011 Financial Results

3Q11 Net Revenues Up 114.8% YOY to RMB261.6 Million

3Q11 Adjusted EBITDA Up 205.4% YOY to RMB53.7 Million

3Q11 Adjusted Net Profit Up 439.2% YOY to RMB61.6 Million

Live Conference Call to be Held at 8:00 AM U.S. Eastern Time, November 15

BEIJING, November 14, 2011—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the third quarter of 2011. The Company will hold a conference call at 8:00 am Eastern Time on November 15, 2011. Dial-in details are provided at the end of the release.

Third Quarter 2011 Financial Highlights

•	Net revenues increased by 114.8% to RMB261.6 million (US$41.0million) from RMB121.8 million in the prior year comparative period.

•	Adjusted EBITDA[1] increased by 205.4% to RMB53.7million (US$8.4million) from RMB17.6 million in the prior year comparative period.

•	Adjusted EBITDA margin[2] increased to 20.5% from 14.4% in the prior year comparative period.

•	Adjusted net profit[3] increased by 439.2% to RMB61.6million (US$9.7 million) from RMB11.4 million in the prior year comparative period.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are pleased to announce exceptionally strong financial and operational results for the third quarter of 2011. The growth for the quarter was driven by a surge in enterprise demand for data center services, bandwidth and reliable connectivity from all industry verticals.

We continued to accelerate our expansion plans to accommodate customers’ growth needs by executing on the build-out of additional data centers as well as broadband network expansion. The rollout of our self-build data centers remains on track with 653new cabinets added in the third quarter bringing the total of self-built datacenter cabinets to 3,831, or 52.5% of our 7,335 cabinets in total. Not only have we expanded our overall capacity, but we have also been shifting our cabinet mix towards a higher percentage of self-built data centers which have relatively higher-margins than in partnered data centers.”

Mr. Shang Hsiao, President and Chief Financial Officer of the Company, commented, “Due to robust customer demand for new cabinets and additional bandwidth capacity, we continue to experience strong revenue growth year-over-year. Through growing leverage in our business model and diligent expense control, we have also been able to grow EBITDA, outpacing revenue growth. As China’s internet continues to expand at a rapid pace, we are well positioned to capture this demand while driving financial value for shareholders.”

[1]	Adjusted EBITDA is non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.
[2]	Adjusted EBITDA margin is non-GAAP financial measure, which is defined as adjusted EBITDA as a percentage of total net revenues.
[3]

Adjusted net profit/loss is non-GAAP financial measure, which is defined as net profit/loss from continuing operations excluding share-based compensation expenses, amortization expenses of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and related deferred tax assets, and reversal of unrecognized tax benefits and outside tax basis difference.

Third Quarter 2011 Financial Results

REVENUES: Net revenues for the third quarter of 2011 increased by 114.8% to RMB261.6 million (US$41.0 million) from RMB121.8 million in the prior year comparative period. Net revenue increased by 13.6% sequentially from the second quarter of 2011.

Net revenues from hosting and related services increased by 78.5% to RMB164.8million (US$25.8million) in the third quarter of 2011 from RMB92.3million in the prior year comparative period, primarily due to an increase in total cabinets under management in self-built and partnered data centers attributable to growing customer demand.

Net revenues from managed network services increased by 228.4% to RMB96.8million (US$15.2million) in the third quarter of 2011 from RMB29.5 million in the prior year comparative period, primarily due to the inclusion of operating results of the companies that provide managed network services in China (the “Managed Network Entities”), that the Company acquired in September 2010.The increase in managed network services revenue was primarily driven by network capacity demand for data transmission services.

GROSS PROFIT: For the third quarter of 2011, gross profit increased by 146.7% to RMB71.6 million (US$11.2million) from RMB29.0 million in the prior year comparative period. Gross margin for the third quarter of 2011 increased to27.4% from 23.8% in the prior year comparative period.

Adjusted gross profit, which excludes share-based compensation expense of RMB0.4 million and amortization of intangible assets derived from acquisitions of RMB6.7 million, increased by 133.6% to RMB78.7 million (US$12.3 million) from RMB33.7 million in the prior year comparative period.

Adjusted gross margin increased to 30.1%, compared to 27.6% in the prior year comparative period. The increase in adjusted gross margin was primarily due to the continued revenue mix shift towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers.

OPERATING EXPENSES: Total operating expenses was RMB38,000 (US$6,000) compared with RMB80.8 million in the prior year comparative period. Operating expense in the third quarter 2011 reflected the impacts of a gain of RMB54.9 million (US$8.6 million) in the change in the fair value of contingent purchase consideration payable in this period.

Sales and marketing expenses increased slightly to RMB20.9million (US$3.3 million) from RMB20.6 million in the prior year comparative period. Adjusted sales and marketing expenses, which exclude share-based compensation of RMB1.4 million (US$0.2 million) in the third quarter of 2011 and RMB10.5 million in the prior year comparative period, increased to RMB19.5 million (US$3.1 million) from RMB10.1 million in the prior year comparative period primarily due to the expansion of the Company’s sales and service support team.

General and administrative expenses decreased to RMB24.6million (US$3.9 million) from RMB51.6 million in the prior year comparative period. Adjusted general and administrative expenses, which exclude share-based compensation expense of RMB11.5 million (US$1.8 million) in the third quarter of 2011 and RMB43.4 million in the prior year comparative period, increased to RMB13.1 million (US$2.1 million) from RMB8.2 million primarily due to expansion of related headcount and office rental.

Research and development expenses increased to RMB9.4million (US$1.5 million) from RMB8.7 million in the prior year comparative period. Adjusted research and development expenses, which exclude share-based compensation expense of RMB0.6 million (US$0.09 million) in the third quarter of 2011 and RMB5.8 million in the prior year comparative period, increased to RMB8.8 million (US$1.4 million) from RMB2.9 million reflecting the Company’s efforts to further expand and improve its service offerings.

Change in the fair value of contingent purchase consideration payable was RMB54.9 million (US$8.6 million) during the third quarter of 2011. This non-cash gain was primarily due to a decrease in the present value of estimated cash and share considerations as of September 30, 2011 as a result of declining in the market value of the Company’s shares.

Adjusted operating expenses, which excludes share-based compensation expense and the changes in the fair value of contingent purchase consideration payable, increased to RMB41.4 million (US$6.5million) from RMB21.1 million in the prior year comparative period. As a percentage of net revenue, adjusted operating expenses was 15.8%decreased from 17.3% in the prior year comparative period.

ADJUSTED EBITDA: Adjusted EBITDA for the third quarter of 2011 increased by 205.4% to RMB53.7 million (US$8.4million) from RMB17.6million in the prior year comparative period. Adjusted EBITDA margin for the quarter increased to 20.5% from 14.4% in the prior year comparative period. Adjusted EBITDA in the third quarter of 2011 excludes share-based compensation expense of RMB13.9million (US$2.2 million) and a gain in changes in the fair value of contingent purchase consideration payable of RMB54.9million (US$8.6 million).

NET PROFIT/LOSS: Net profit for the third quarter of 2011 was RMB87.7million (US$13.7 million) compared to a net loss of RMB37.6 million in the prior year comparative period.

Adjusted net profit for the third quarter of 2011 increased by 439.2% to RMB61.6 million (US$9.7 million) from RMB11.4 million in the prior year comparative period.. Adjusted net profit in the third quarter of 2011 excludes share-based compensation expense of RMB13.9 million, amortization expenses of intangible assets derived from acquisitions of RMB6.7 million, a gain in changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB46.7 million. Adjusted net margin increased to 23.6% from 9.4% in the prior year comparative period.

EARNING/LOSS PER SHARE: Diluted earnings per ordinary share for the third quarter of 2011 were RMB0.23, which represents the equivalent of RMB1.38 (US$ 0.22) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the third quarter of 2011 were RMB0.16, which represents the equivalent of RMB0.96 (US$ 0.15) per ADS4. Adjusted earnings per share is calculated using adjusted net profit as discussed above to divide the weighted average shares number.

As of September 30, 2011, the Company had a total of 341.0 million basic shares outstanding or the equivalents of 56.8 million ADSs outstanding.

Adjusted earnings per share is calculated using adjusted net profit which excluded share-based compensation expense, amortization of intangible assets derived from acquisitions, change in the fair value of contingent purchase consideration payable, reversal of unrecognized tax benefit and related deferred tax assets and outside tax basis difference as discussed above to divide the weighted average shares number.

BALANCE SHEET: As of September 30, 2011, the Company’s cash and cash equivalents were RMB1.6 billion (US$244.1 million), compared to RMB83.3 million as of December 31, 2010.

On September 14, 2011, the Company’s board of directors has authorized a share repurchase program of up to US$30 million of its outstanding ADSs over the course of the next 12 months. As of September 30, 2011, the Company has repurchased 0.4 million ADSs at an aggregated cost of approximately US$4.4 million.

Third Quarter 2011 Operational Highlights

•	Monthly Recurring Revenues (MRR) per cabinet increased to RMB9,400 from RMB8,500 in the second quarter of 2011.

•

Total cabinets under management increased to 7,335 as of September 30, 2011 from 6,682 as of June 30, 2011, with 3,831 cabinets in the Company’s self-built data centers and 3,504 cabinets in its partnered data centers.

•	Utilization rate increased to 81.5% in the third quarter 2011 from 80.7% in the second quarter of 2011.

[4]	Due to the Company’s IPO on April 21, 2011, the diluted shares used in adjusted earnings per share computation represented the weighted average number of the Company’s ordinary shares.

•	Churn rate was down to 0.80% in the third quarter of 2011, compared to 0.83% in the second quarter of 2011. Top 20 customers’ churn rate remained at 0%.

•	The largest customer represented 3.9% of total net revenues.

Nine Months Ended September 30, 2011 Financial Performance

For the nine months ended September 30, 2011, net revenue increased by 114.29% to RMB702.7 million (US$110.2 million) from RMB327.9 million in the prior year comparative period. Adjusted EBITDA for the nine months ended September 30, 2011 increased by 212.8% to RMB143.9 million (US$22.6 million) from RMB46.0million in the prior year comparative period. Adjusted EBITDA margin increased to 20.5% to from 14.0% in the prior year comparative period. Adjusted EBITDA for the nine months of 2011 excludes share-based compensation expense of RMB31.5 million (US$4.9 million) and changes in the fair value of contingent purchase consideration payable of RMB43.2 million (US$6.8 million). Adjusted net profit for the nine months ended September 30, 2011 increased by 325.2% to RMB123.7 million (US$19.4 million) from RMB29.1 million in the prior year comparative period. Adjusted net profit in the nine months ended September 30, 2011 excludes share-based compensation expense of RMB31.5 million (US$4.9 million), amortization of intangible assets derived from acquisitions of RMB21.0 million (US$3.3 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB36.7 million (US$5.8 million).

Recent Development

In October of 2011, as part of the Company’s expansion strategy to further increase its network service capacity, the Company acquired 100% of Guangzhou Gehua Network Technology and Development Co., Ltd. or Gehua for an estimated aggregated consideration of RMB59 million (US$9.3 million), which will be paid in a combination of cash and shares. The Company has consolidated Gehua’s results of operations starting from October 2011.

Financial Outlook

For the fourth quarter of 2011, the Company expects net revenues to be in the range of RMB292 million (US$45.8 million) to RMB298 million (US$46.7 million), which includes approximately RMB15-16 million (US$ 2.4-2.5 million) to be generated from Gehua. Adjusted EBITDA is expected to be in the range of RMB59.5 million (US$9.3 million) to RMB61.5 million (US$9.6 million). As a result, for the full year of 2011, the Company expects net revenues to be approximately in the range of RMB994 million (US$155.8 million) to RMB1.0 billion (US$156.8 million) and adjusted EBITDA to be in the range of RMB203.4 million (US$31.9 million) to RMB205.4 million (US$32.2 million). These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Tuesday November 15, 2011 at 8:00 am Eastern Time, which is 9:00 pm, Beijing Time on November 15, 2011, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+ 1-646-254-3515
International:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+ 852-3051-2745
Conference ID:	# 19164398

The replay will be accessible through November 22, 2011 by dialing the following numbers:

United States Toll Free:	+1-866-214-5335
International:	+1-718-354-1232
Conference ID:	# 19164398

A webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADSand adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars, in this press release, were made at a rate of RMB6.3780 to US$1.00, the noon buying rate in effect on September 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services and cloud computing infrastructure services, improving the reliability, security and speed of its customers’ Internet connections through 21Vianet’s Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology, BroadEx, enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in 33 cities throughout China, servicing a diversified and loyal base of more than 1,400 customers that span many industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2011 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2010	September 30, 2011
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	83,256	1,556,952	244,113
Restricted cash	4,441	4,578	718
Accounts receivable, net	76,373	139,586	21,886
Prepaid expenses and other current assets	14,369	48,574	7,618
Deferred tax assets	2,055	2,757	432
Amount due from related parties	13,463	3,536	554

Total current assets	193,957	1,755,983	275,321
Non-current assets:
Property and equipment, net	197,015	345,508	54,172
Intangible assets, net	157,086	135,110	21,184
Deferred tax assets	7,358	14,350	2,250
Goodwill	170,171	170,171	26,681
Investment	—	8,200	1,286

Total non-current assets	531,630	673,339	105,573

Total assets	725,587	2,429,322	380,894

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Short term bank borrowings	35,000	85,000	13,327
Accounts payable	49,792	58,710	9,205
Notes payable	4,441	4,578	718
Accrued expenses and other payables	30,962	82,341	12,910
Advances from customers	17,316	19,842	3,111
Income tax payable	3,545	2,580	405
Amounts due to related parties	53,679	76,138	11,938
Current portion of capital lease obligations	15,824	16,958	2,659

Total current liabilities	210,559	346,147	54,273
Non-current liabilities:
Amounts due to related parties	126,331	133,849	20,986
Non-current portion of capital lease obligations	58,190	45,601	7,150
Unrecognized tax benefits	5,575	19,383	3,039
Deferred tax liabilities	37,949	32,839	5,149
Deferred government grant	5,400	6,036	946

Total non-current liabilities	233,445	237,708	37,270
Commitments and contingencies
Mezzanine equity	991,110	—	—
Shareholders’ (deficit) equity
Treasury stock	—	(28,283)	(4,434)
Ordinary shares	7	23	4
Additional paid-in capital	512,225	3,183,359	499,116
Accumulated other comprehensive income (loss)	1,474	(43,625)	(6,840)
Statutory reserves	14,143	14,143	2,217
Accumulated deficit	(1,357,747)	(1,419,430)	(222,550)

Total 21Vianet Group, Inc. shareholders’ (deficit) equity	(829,898)	1,706,187	267,513
Non-controlling interest	120,371	139,280	21,838

Total shareholders’ (deficit) equity	(709,527)	1,845,467	289,351

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	725,587	2,429,322	380,894

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2010	June 30, 2011	September 30, 2011		September 30, 2010	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	92,312	145,663	164,814	25,841	263,471	439,365	68,888
Managed network services	29,489	84,748	96,831	15,182	64,420	263,287	41,280

Total net revenues	121,801	230,411	261,645	41,023	327,891	702,652	110,168
Cost of revenues	(92,785)	(168,557)	(190,071)	(29,801)	(247,764)	(514,149)	(80,613)

Gross profit	29,016	61,854	71,574	11,222	80,127	188,503	29,555
Operating expenses
Sales and marketing	(20,550)	(18,537)	(20,894)	(3,276)	(34,951)	(55,427)	(8,690)
General and administrative	(51,589)	(17,886)	(24,643)	(3,864)	(65,275)	(58,508)	(9,173)
Research and development	(8,666)	(8,086)	(9,396)	(1,473)	(14,091)	(24,637)	(3,863)
Changes in the fair value of contingent purchase consideration payable	—	(48,069)	54,895	8,607	—	(43,206)	(6,774)

Total operating expenses	(80,805)	(92,578)	(38)	(6)	(114,317)	(181,778)	(28,500)

Operating profit (loss)	(51,789)	(30,724)	71,536	11,216	(34,190)	6,725	1,055
Interest income	101	3,368	7,051	1,106	258	10,591	1,661
Interest expense	(878)	(1,469)	(1,241)	(195)	(2,016)	(3,693)	(579)
Other income	94	244	395	62	513	1,341	210
Other expense	(36)	(101)	(65)	(10)	(539)	(276)	(43)
Foreign exchange gain	1,612	1,118	24,195	3,794	2,280	26,013	4,079

Profit (loss) from continuing operations before income taxes	(50,896)	(27,564)	101,871	15,973	(33,694)	40,701	6,383

Income tax (expense) benefit	13,279	4,812	(14,186)	(2,224)	(2,175)	(6,305)	(989)

Net profit (loss) from continuing operations	(37,617)	(22,752)	87,685	13,749	(35,869)	34,396	5,394
Loss from discontinued operations	—	—	—	—	(12,952)	—	—

Net profit (loss) from continuing operations	(37,617)	(22,752)	87,685	13,749	(48,821)	34,396	5,394
Net income attributable to non-controlling interest	(511)	(6,800)	(6,141)	(963)	(1,431)	(18,909)	(2,965)

Net profit (loss) attributable to the Company’s ordinary shareholders	(38,128)	(29,552)	81,544	12,786	(50,252)	15,487	2,429

Earnings (loss) per share
Basic	(0.53)	(0.11)	0.24	0.04	(0.70)	0.06	0.01
Diluted	(0.53)	(0.11)	0.23	0.04	(0.70)	0.05	0.01
Shares used in earnings (loss) per share computation
Basic*	71,526,320	278,713,982	338,719,421	338,719,421	71,526,320	239,527,651	239,527,651
Diluted*	71,526,320	278,713,982	354,085,623	354,085,623	71,526,320	311,198,141	311,198,141

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	(3.18)	(0.66)	1.44	0.23	(4.20)	0.36	0.06
EPS - Diluted	(3.18)	(0.66)	1.38	0.22	(4.20)	0.30	0.05

*	Shares used in earnings/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2010	June 30, 2011	September 30, 2011		September 30, 2010	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	29,016	61,854	71,574	11,222	80,127	188,503	29,555
Plus: share-based compensation expense	4,158	537	356	56	4,158	1,579	248
Plus: amortization of intangible assets derived from acquisitions	501	6,842	6,741	1,057	1,539	21,044	3,299

Adjusted gross profit	33,675	69,233	78,671	12,335	85,824	211,126	33,102

Adjusted gross margin	27.65%	30.05%	30.07%	30.07%	26.17%	30.05%	30.05%
Operating expenses	(80,805)	(92,578)	(38)	(6)	(114,317)	(181,778)	(28,501)
Plus: share-based compensation expense	59,691	8,516	13,525	2,120	59,691	29,927	4,692
Plus: changes in the fair value of contingent purchase consideration payable	—	48,069	(54,895)	(8,607)	—	43,206	6,774

Adjusted operating expenses	(21,114)	(35,993)	(41,408)	(6,493)	(54,626)	(108,645)	(17,035)

Net profit (loss) from continuing operations	(37,617)	(22,752)	87,685	13,748	(35,869)	34,396	5,394
Plus: share-based compensation expense	63,849	9,053	13,881	2,176	63,849	31,506	4,940
Plus: amortization of intangible assets derived from acquisitions	501	6,842	6,741	1,057	1,539	21,044	3,299
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax asset	—	40,859	(46,661)	(7,316)	—	36,725	5,758
Plus: reversal of unrecognized tax benefits and outside tax basis difference	(15,300)	—	—	—	(431)	—	—

Adjusted net profit from continuing operations	11,433	34,002	61,646	9,665	29,088	123,671	19,391

Adjusted net margin	9.4%	14.8%	23.6%	23.6%	8.9%	17.6%	17.6%
Operating profit (loss)	(51,789)	(30,724)	71,536	11,216	(34,190)	6,725	1,055
Plus: depreciation	4,343	13,520	16,022	2,512	12,910	40,101	6,287
Plus: amortization	1,194	7,241	7,198	1,129	3,443	22,372	3,508
Plus: share-based compensation expense	63,849	9,053	13,881	2,176	63,849	31,506	4,940
Plus: changes in the fair value of contingent purchase consideration payable	—	48,069	(54,895)	(8,607)	—	43,206	6,774

Adjusted EBITDA	17,597	47,159	53,742	8,426	46,012	143,910	22,564

Adjusted EBITDA margin	14.4%	20.5%	20.5%	20.5%	14.0%	20.5%	20.5%

Adjusted net profit from continuing operations	11,433	34,002	61,646	9,665	29,088	123,671	19,391
Less: Net income attributable to non-controlling interest	(511)	(6,800)	(6,141)	(963)	(1,431)	(18,909)	(2,965)
Adjusted net profit attributable to the Company’s ordinary shareholders	10,922	27,202	55,505	8,702	27,657	104,762	16,426

Adjusted earnings per share
Basic	0.15	0.10	0.16	0.03	0.39	0.44	0.07
Diluted	0.06	0.09	0.16	0.03	0.15	0.35	0.06
Shares used in adjusted earnings per share computation:
Basic*	71,526,320	278,713,982	338,719,421	338,719,421	71,526,320	239,527,651	239,527,651
Diluted*	182,492,500	297,880,448	338,719,421	338,719,421	182,492,500	297,004,465	297,004,465

Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	0.90	0.60	0.96	0.15	2.34	2.64	0.41
EPS - Diluted	0.36	0.54	0.96	0.15	0.90	2.10	0.33

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.